Exhibit 1.02

TESSCO Technologies Incorporation
Conflict Minerals Report
For the Year Ended December 31, 2013

TESSCO Technologies Incorporated, a Delaware corporation (TESSCO, we, or the Company), architects and delivers innovative product and value chain solutions, and supplies products, to support wireless broadband systems. The Company provides marketing and sales services, knowledge and supply chain management, product-solution delivery and control systems, utilizing extensive Internet and information technology.

This is the Conflict Minerals Report for TESSCO for calendar year 2013, filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

Design of Due Diligence

In 2013, TESSCO designed and implemented a Conflict Minerals Compliance Program that facilitates compliance with Dodd-Frank Section 1502 and Rule 13p-1 under the Securities Exchange Act of 1934.  We determined that only certain products in TESSCO’s Ventev® product line contracted by us to be manufactured by others, or assembled by us, contain conflict minerals and are “in scope” for these purposes, and subject to the regulation.  Based on the results of a reasonable country of origin inquiry (RCOI), we were unable to determine whether certain of these in scope Ventev® products contained necessary conflict minerals originating in the Democratic Republic of the Congo (DRC) or an adjoining county, or came from recycled or scrap sources.

Accordingly, due diligence was performed on these conflict minerals as prescribed by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Due Diligence Guidance), an internationally recognized due diligence framework.

Ventev® Product Line Overview

In scope Ventev® products that required additional due diligence on the source and chain of custody of conflict minerals include base station infrastructure products used to build, repair and upgrade wireless communications.  These products include antennas, cables, lightning protective devices, connectors, power systems and miscellaneous hardware.  These products are either manufactured on behalf of TESSCO or purchased from suppliers and assembled by TESSCO.  As such, we have limited influence over the manufacturing process of these products and must rely on the information provided to us by our suppliers in identifying the source and chain of custody of any conflict minerals contained in these products.  Therefore, our efforts to determine the facilities used in the production of the conflict minerals, their country of origin and the mine or location of origin of the conflict minerals was limited to the information that we obtained from our suppliers during our RCOI and due diligence processes.

The term “suppliers” as used in this report includes TESSCO’s contracted manufacturers and integrated parts suppliers.

Due Diligence Measures Performed

TESSCO performed a RCOI in which suppliers of in scope Ventev® products were provided with and asked to return a completed EICC-GeSI Conflict Minerals Reporting template (EICC-GeSI template).  Responses were reviewed for completeness, consistency, and reasonableness. Follow up communications with the suppliers were conducted to resolve any discrepancies.  Following the resolution of discrepancies, TESSCO was able to determine that products supplied by 48% of the surveyed suppliers either did not contain conflict minerals, contained conflict minerals not originating from the DRC or an adjoining country, or contained conflict minerals originating from recycled or scrap sources.  TESSCO then undertook additional due diligence, in the manner prescribed by the OECD Due Diligence Guidance, on the source and chain of custody of conflict minerals in products from the remaining suppliers that either did not respond to the RCOI or did not provide sufficient source information.

For suppliers who were in the process of evaluating the sourcing of conflict minerals in their supply chain and were unable at that point in time to provide a completed EICC-GeSI template, TESSCO sent follow-up correspondence with an additional request for response, together with an additional copy of the EICC-GeSI template, instructions for completing the EICC-GeSI template, and EICC-GeSI training and reference materials.  TESSCO also requested that the suppliers provide TESSCO with conflict minerals supply chain updates as they became available. In the last two months of the 2013 reporting year, TESSCO sent a follow-up inquiry to these suppliers requesting any updates to their initial RCOI response. The inquiry included additional copies of the EICC-GeSI template and reference materials.

Suppliers who responded that they did not have conflict minerals initiatives and were unwilling to provide any sourcing information of conflict minerals in their products received further follow-up correspondence with extensive training and reference materials.  These suppliers were sent yet additional copies of the EICC-GeSI template, instructions for completing the template, and the EICC-GeSI training and reference materials, including website links and the OECD Due Diligence Guidance. TESSCO encouraged these suppliers to consider adopting a conflict free supply chain and informed them that failure to provide a completed EICC-GeSI template may affect TESSCO’s future sourcing decisions.

Suppliers who did not send any response to our initial RCOI by the requested completion date were sent follow-up requests.  Suppliers who did not provide any response to these follow-up requests received a phone call from a designated TESSCO team member as yet an additional attempt to solicit a response.

Due Diligence Results

As the result of our RCOI process and due diligence activities, our suppliers provided 571 smelter or refiner names at the company or division level.  The suppliers were unable to provide this information at the product level for their products either manufactured on behalf of TESSCO or purchased by TESSCO.  Due to our limited access to information about the source and chain of custody of any conflict minerals contained in these products, we were unable to trace the provided smelters or refiners to products we purchased or products that were manufactured on our behalf.  Accordingly, we have no information to share in respect of the country of origin of the conflict minerals, the facilities used in the production of the conflict minerals, or the mine or location of origin.

Risk Mitigation/Future Due Diligence Measures

TESSCO has outlined a continuous improvement plan that describes steps to be taken to mitigate the risk that its necessary conflict minerals benefit armed groups in the DRC or adjoining countries. Our plan provides for the evaluation of all new Ventev® products for conflict minerals during the new product development process, in order to designate the supplier for inclusion in our compliance program’s scope. Our plan contemplates that new supplier contracts for in scope products will include language responsive to TESSCO’s conflict minerals expectations, and that existing suppliers will be requested to sign a contract addendum responsive to such conflict minerals expectations. Additionally, TESSCO will seek to engage suppliers earlier in the year, and to communicate its expectations and timeline for the calendar year 2014 reporting period. Earlier engagement will allow for more time for communications and follow-ups with the suppliers to improve TESSCO’s due diligence efforts.  Improved due diligence will focus on enhancing training materials for suppliers and conducting one-on-one conference calls for suppliers resistant to supporting TESSCO’s conflict minerals initiatives.